SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of: June 30, 2003

                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes  [ ]         No  [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated June 17, 2002.

     Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant's press release dated June 25, 2002.

     Attached hereto as Exhibit 3 and incorporated by reference herein is the Registrant's press release dated October 30, 2002.

     Attached hereto as Exhibit 4 and incorporated by reference herein is the Registrant's amended press release dated October 30, 2002 (amended).

     Attached hereto as Exhibit 5 and incorporated by reference herein is the Registrant's press release dated December 4, 2002.

     Attached hereto as Exhibit 6 and incorporated by reference herein is the Registrant's press release dated December 17, 2002.

     Attached hereto as Exhibit 7 and incorporated by reference herein is the Registrant's press release dated June 3, 2003.

     Attached hereto as Exhibit 8 and incorporated by reference herein is the Registrant's press release dated June 13, 2003.

     Attached hereto as Exhibit 9 and incorporated by reference herein is the Registrant's press release dated June 16 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               BERKLEY RESOURCES INC.
                                               (Registrant)




Date:  June 27, 2003                           /S/ Matt Wayrynen
     -------------------------                 ---------------------------------
                                               Matt Wayrynen, President

                                    Exhibit 1
                                    ---------


                             BERKLEY RESOURCES INC.
                        Suite 400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                               Ph: (604) 682-3701
                               Fax: (604) 682-3600


June 17, 2002

Trading Symbol: TSX Venture - BKS


                                  NEWS RELEASE
                                  ------------


Ernest Calvert has sold 1,618,256 common shares of the Company, representing approximately 26% of the total issued shares, to Lisa Wayrynen. Lisa Wayrynen will therefore hold the effective voting control of the Company. Lisa Wayrynen also currently holds another 1,002,833 shares, which when added to the 1,618,256 shares purchased, will aggregate 2,621,089 shares of the Company, representing 41.63% of the total issued and outstanding shares. Lisa Wayrynen intends to hold the shares for investment purposes.

To purchase the 1,618,256 shares, Lisa Wayrynen arranged debt financing from a third party lender, and these shares have been pledged as collateral security to the lender until the loan is repaid. Ernie Calvert has resigned as the President and a director of the Company.

s/"Lisa Wayrynen"


------------------------------------------
Lisa Wayrynen







         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
          RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

                                    Exhibit 2
                                    ---------


                             BERKLEY RESOURCES INC.
                        Suite 400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                               Ph: (604) 682-3701
                               Fax: (604) 682-3600


June 25, 2002

Trading Symbol: TSX Venture - BKS


                                  NEWS RELEASE
                                  ------------


Sandra Roy has resigned as Secretary and a director, and Lee Ann McKenzie has resigned as a director of the Company. Matt Wayrynen, Lloyd Andrews, Murray Sinclair and Brian Bayley have been appointed as directors. In result, the Board of Directors now consists of Matt Wayrynen, Louis Wolfin, Lloyd Andrews, Murray Sinclair and Brian Bayley. Matt Wayrynen has been appointed the President, and Paul A. Bowes has been appointed the Secretary of the Company.

Matt Wayrynen has past experience in the real estate industry as a licensed salesman and licensed agent nominee in charge of real estate sales for multiple retail projects, and more recently, from 1993 to 2002, Mr. Wayrynen has worked as a registered broker, active in raising venture capital and funding start-ups, as well as mergers and acquisitions. Since March 2002, Mr. Wayrynen also serves as the President and a director of Coral Gold Corp.

Paul A. Bowes is a corporate and securities lawyer with over 19 years of experience in the financing of emerging growth and junior resource issuers. Mr. Bowes also currently serves as the Secretary (since March 2001) and a director (since Aug. 1998) of Mountain Lake Resources Inc. Mr. Bowes holds both B.Comm and Bachelor of Laws degrees from the University of British Columbia.

Lloyd Andrews has a wide range of experience with public and private companies, and has served many years in public office. Mr. Andrews currently serves as a senior consultant for Chem Nuclear Systems, which handles low level waste, radioactive waste and chemical waste. He was previously the Vice-Chairman of the Board of Chem Nuclear Systems from 1970 to 1985. Mr. Andrews is also a senior consultant for Flow International, which manufactures high pressure water cutting devices, and where he has earned the title of Chairman Emeritus after serving as Chairman of the Board for four years from 1992 to 1996. Mr. Andrews is also a director of Smith Barney Fundamental Mutual Funds. Mr. Andrews has previously held public office as a Washington State Senator and the Washington State Superintendent of Schools, where he was Chairman of the Washington State Board of Education. Mr. Andrews holds a B.Sc. from Washington State University, where he has also completed post-graduate work in education and economics.

Murray Sinclair is a director of Quest Management Ltd. and President and a director of Quest Ventures Ltd. Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. ("Quest Oil") from May 1993 to April 1997. Prior to that, Mr. Sinclair was President and director of Noramco Capital Corp. from July 1988 to June 1991. Mr. Sinclair holds a B.Comm from Queen's University.

Brian Bayley is the President and director of Quest Management Ltd. and a director of Quest Ventures Ltd. Mr. Bayley held the following positions with Quest Oil: Secretary from Oct. 1996 to April 1997; director from Nov. 1990 to April 1997; President and Chief Executive Officer from Oct. 1990 to Oct. 1996; and Vice-President, Corporate Administration from Sept. 1986 to Oct. 1990. Prior to that, he worked with the Vancouver Stock Exchange and a private management company. Mr. Bayley holds an MBA from Queen's University.


ON BEHALF OF THE BOARD
OF DIRECTORS
s/"Matt Wayrynen"

------------------------------------------
Matt Wayrynen, President






          THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

                                    Exhibit 3
                                    ---------


                             BERKLEY RESOURCES INC.
                         Suite 400, 455 Granville Street
                              Vancouver, BC V6C 1T1
                     Ph: (604) 682-3701 Fax: (6040 682-3600


October 30, 2002


                                  NEWS RELEASE
                                  ------------


Berkley Resources Inc. announced today that incentive stock options for the purchase of up to 197,000 shares at a price of $0.50 per share exercisable on or before October 30, 2007 have been granted to Directors & Employees of the Company.

The stock options are subject to the acceptance of the TSX Venture Exchange.


On behalf of the Board:

Signed:



Matt Wayrynen
President





         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
          RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

                                    Exhibit 4
                                    ---------


                                  ***AMENDED***
                             BERKLEY RESOURCES INC.
                         Suite 400, 455 Granville Street
                              Vancouver, BC V6C 1T1
                     Ph: (604) 682-3701 Fax: (6040 682-3600


October 30, 2002


                                  NEWS RELEASE
                                  ------------


Berkley Resources Inc. announced today that incentive stock options for the purchase of up to 197,000 shares at a price of $0.40 per share exercisable on or before October 30, 2007 have been granted to Directors & Employees of the Company.

The stock options are subject to the acceptance of the TSX Venture Exchange.

On behalf of the Board:


Signed:



Matt Wayrynen
President






         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
          RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

                                    Exhibit 5
                                    ---------


                             BERKLEY RESOURCES INC.
               #400, 455 Granville Street, Vancouver, BC., V6C 1T1
                      Ph: (604)682-3701 Fax (604) 682-3600


December 4, 2002


                                  NEWS RELEASE
                                  ------------


The Company announces the resignation from the Board of Directors of Brain E. Bayley and A. Murray Sinclair, and Mr. Paul Bowes has resigned as Secretary of the Company. Mr. Louis Wolfin has been appointed as Secretary to replace Mr. Bowes.

On Behalf of the Board


Signed:



"Matt Wayrynen"
President






         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
          RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

                                    Exhibit 6
                                    ---------


                                  NEWS RELEASE
                                  ------------


December 17, 2002


VANCOUVER, BRITISH COLUMBIA -- Gibralt Capital Corporation ("Gibralt") today announced the acquisition by way of private agreement of 1,700,000 common shares (the "Shares") of Berkley Resources Inc. ("Berkley"), representing approximately 27.0% of the issued and outstanding common shares of Berkley. After giving effect to the acquisition of the Shares, Gibralt owns 1,700,000 common shares of Berkley.

Gibralt purchased the Shares for investment purposes and may, in the ordinary course of its business, increase or decrease its holdings in Berkley.

For further information, contact:



Johnny Ciampi
Gibralt Capital Corporation
Suite 2000, 1177 West Hastings Street
Vancouver, British Columbia V6E 2K3
Tel: (604) 687-3707

                                    Exhibit 7
                                    ---------

                             BERKLEY RESOURCES INC.
                        Suite 400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                     Ph: (604) 682-3701 Fax: (604) 682-3600


FOR IMMEDIATE RELEASE

Trading Symbol: TSX Venture Exchange: BKS


Vancouver, BC - June 3, 2003 - Berkley Resources Inc. (the "Company") announces that the Company's unaudited consolidated financial statements for the quarter ended March 31, 2003, have been approved by the Audit Committee and Director's of the Company and were filed via SEDAR on May 29, 2003 along with the Confirmation of Mailing.

On behalf of the Board of Director's


Signed:



"Matt Wayrynen"
President






         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
          RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

                                    Exhibit 8
                                    ---------


                             BERKLEY RESOURCES INC.
                        Suite 400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                     Ph: (604) 682-3701 Fax: (604) 682-3600


FOR IMMEDIATE RELEASE

TSX Venture Exchange Trading Symbol: BKS


Vancouver, BC - June 13, 2003 - Berkley Resources Inc. (the "Company") announces the results from the unaudited interim financial statements for the quarter ended March 31, 2003.

The Company incurred a net loss of $1,628 for the period ended March 31, 2003, as compared to a net income of $4,624 for the period ended March 31, 2002. The net loss for the most recent fiscal period was primarily due to an increase in administrative expenses. Administrative expenses for the period ended March 31, 2003 were $118,471, as compared to administrative expenses of $59,817 for the period ended March 31, 2002. This was primarily due to an increase in consulting and management fees. Revenue of $116,843 was recorded for the period ended March 31, 2003, as compared to revenue of $64,441 for the period ended March 31, 2002. Working capital for the period ended March 31, 2003 was $279,060.

On behalf of the Board of Directors


Signed:



 "Matt Wayrynen"
President







         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
          RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

                                    Exhibit 9
                                    ---------


                             BERKLEY RESOURCES INC.
                        Suite 400 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                     Ph: (604) 682-3701 Fax: (604) 682-3600




FOR IMMEDIATE RELEASE

Trading Symbol: TSX Venture Exchange:  BKS


Vancouver, BC - June 16, 2003 - Berkley Resources Inc. (the "Company") announces that incentive stock options for the purchase of up to 645,000 common shares of the Company at a purchase price of $0.41 CDN per share exercisable on or before June 11, 2008 have been granted to the directors and employees of the Company.

The stock options are subject to the acceptance of the TSX Venture Exchange and the options may not be exercised until the Stock Option Plan (the "Plan") has been accepted for filing by the TSX Venture Exchange, and the Plan has been approved by the Company's shareholders at its next general meeting.


On behalf of the Board of Directors

Signed:



"Matt Wayrynen"
President











         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
          RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.